UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Tabula Rasa HealthCare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

873379101

(CUSIP Number)

Zac Rosenberg

Chief Compliance Officer

Indaba Capital Management, L.P.

One Letterman Drive, Building D, Suite DM 700

San Francisco, CA 94129

(415) 680-1030

with copies to:

Elizabeth Gonzalez-Sussman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Indaba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)
14	TYPE OF REPORTING PERSON

IA, PN

(1)	Based on 26,851,311 shares of common stock of Tabula Rasa HealthCare, Inc. (the “Issuer”) outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2023.
2

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

IC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)
14	TYPE OF REPORTING PERSON

OO, HC

(1)	Based on 26,851,311 shares of common stock of the Issuer outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.
3

CUSIP No. 873379101

1	NAME OF REPORTING PERSON

Derek C. Schrier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,521,578
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

6,521,578
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,521,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.3% (1)
14	TYPE OF REPORTING PERSON

IN, HC

(1)	Based on 26,851,311 shares of common stock of the Issuer outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.
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CUSIP No. 873379101

AMENDMENT NO. 4 TO SCHEDULE 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Indaba Capital Management, L.P. (the “Investment Manager”), IC GP, LLC (“IC GP”) and Derek C. Schrier (collectively, “Indaba” or the “Reporting Persons”) on June 1, 2022, as amended by Amendment No. 1 filed on July 22, 2022, by Amendment No. 2 filed on July 28, 2022 and by Amendment No. 3 filed on September 14, 2022. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 5, 2023, concurrent with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Locke Buyer, LLC (“Parent”) and Locke Merger Sub, Inc. (“Merger Sub”), the Reporting Persons entered into a Support Agreement with Issuer and Parent (the “Support Agreement”) pursuant to which the Reporting Persons agreed to, among other things, vote the shares of Common Stock they beneficially own in favor of approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Merger”); and against (i) any action, proposal, transaction or agreement that is intended to or would reasonably be expected to result in (1) any breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or (2) any of the conditions set forth in the Merger Agreement not being satisfied and (ii) any takeover proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to prevent, impede, interfere with, delay, or otherwise adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

The Support Agreement contains customary representations, warranties and covenants on the part of the Reporting Persons, including customary transfer restrictions on the Shares until the termination of the Support Agreement, subject to limited exceptions. The Support Agreement terminates upon the occurrence of any of the following: (a) the termination of the Merger Agreement in accordance with its terms, (b) any amendment of any term or provision of the Merger Agreement after the agreement date of the Merger that (I) reduces the Merger Consideration (as defined in the Merger Agreement), (II) modifies the form of consideration payable to the stockholders, (III) imposes any additional material restrictions on or additional conditions on the payment of the Merger Consideration, (IV) imposes any additional material restrictions or obligations on the Reporting Persons or (V) could materially delay the consummation of the Merger, in each case, without the Reporting Persons’ prior written consent, (c) the effective time of the Merger, (d) an Adverse Recommendation Change (as defined in the Merger Agreement), and (e) the termination of the Support Agreement by the mutual written consent of Parent, the Issuer and the Reporting Persons.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP No. 873379101

Item 5.	Interest in Securities of the Issuer

Items 5 (a) – (c) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of the date hereof, the Reporting Persons beneficially own an aggregate of 6,521,578 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Investment Manager, IC GP and Mr. Schrier, and which represent approximately 24.3% of the outstanding Common Stock. All percentages set forth herein are based on 26,851,311 shares of Common Stock of the Issuer outstanding as of April 30, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2023.

Pursuant to an Investment Management Agreement, the Fund and its general partner have delegated all voting and investment power over the securities of the Issuer directly held by the Fund to the Investment Manager. As a result, each of the Investment Manager, IC GP, as the general partner of Investment Manager, and Mr. Schrier, as Managing Member of IC GP, may be deemed to exercise voting and investment power over the securities of the Issuer directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of such delegation to the Investment Manager.

(c) Except as disclosed in this Schedule 13D, as amended, including Item 6 of this Amendment No. 4, none of the Reporting Persons has entered into any transactions in securities of the Issuer during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2022, Mr. Schrier was granted 52,747 shares of restricted common stock by the Issuer as a member of the Issuer’s Board.  Such award was to vest in three equal annual installments on September 13, 2023, September 13, 2024 and September 13, 2025, so long as Mr. Schrier remained a director through each such vesting date. On June 9, 2023, Mr. Schrier was granted 25,641 shares of restricted common stock by the Issuer as a member of the Issuer’s Board, all of which was to vest in full on the one-year anniversary of the grant date.  Because Mr. Schrier serves on the Board as a representative of the Fund and its affiliates, the Fund is entitled to receive the direct economic interest in securities granted to Mr. Schrier by the Issuer in respect of Mr. Schrier's Board position. In accordance with the terms of the Merger Agreement, the foregoing restricted stock awards granted to Mr. Schrier will be cancelled in exchange for an amount in cash equal to the Merger Consideration.

On August 5, 2023, the Reporting Persons and the Issuer entered into the Support Agreement as defined and described in Item 4 above and incorporated by reference as Exhibit 99.1 hereto. The Support Agreement is incorporated herein by reference.

Item 7.	Material to Be Filed As Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit	Description

99.1	Support Agreement, dated August 5, 2023 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 7, 2023).

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CUSIP No. 873379101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 8, 2023

INDABA CAPITAL MANAGEMENT, L.P.

By:	IC GP, LLC, its general partner

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

IC GP, LLC

By:	/s/ Derek C. Schrier
Name: Derek C. Schrier
Title: Managing Member

/s/ Derek C. Schrier
DEREK C. SCHRIER

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